SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 24, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

24 March 2011

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Final Notification of Interests of Directors and Connected Persons
(Australian Securities Exchange Listing Rules Appendix 3Z)

Name of entities
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

This final notification is filed in accordance with the ASX Listing Rules which requires the following information concerning a director to be reported on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act.

Name of director:
Mr A L Boeckmann

Date of last notice:
25 February 2011

Date of cessation as a director:
23 March 2011

Part 1 – Director’s relevant interests in securities

Included in this Part are:

• in the case of a trust, interests in the trust made available by the responsible entity of the trust;
• details of the circumstance giving rise to the relevant interest; and
• the relevant interests of Connected Persons of the director.

Name of holder and nature of interest:
Indirect – The registered holder is Cede and Company who holds the shares for the Alan L. Boeckmann Living Trust. Mr A L Boeckmann has a beneficial interest.

Direct – The shares are held jointly.

Number and class of securities:
Indirect – 1,025 American Depositary Shares (ADRs) in BHP Billiton Plc (representing 2,050 BHP Billiton Plc shares) and 1,020 ADRs in BHP Billiton Limited (representing 2,040 BHP Billiton Limited shares)

Direct – 1,915 ADRs in BHP Billiton Plc (representing 3,830 BHP Billiton Plc shares) and 1,145 ADRs in BHP Billiton Limited (representing 2,290 BHP Billiton Limited shares)

Part 2 – Director’s interests in contracts other than as described in Part 3

Detail of contract:
N/A

Nature of interest:
N/A

Name of registered holder
(if issued securities):
N/A

No. and class of securities to which interest relates:
N/A

Part 3 – Director’s interests in options or other rights granted by the entities

Date of grant:
N/A

Period during which or date on which exercisable:
N/A

Total amount paid (if any) for the grant:
N/A

Description of securities involved: class; number
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

Total number of securities over which options or other rights held at the date of this notice:
N/A

Any additional information:
N/A

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:
Fiona Smith – BHP Billiton Limited

Geof Stapledon – BHP Billiton Plc

Contact details:
Fiona Smith
Tel: +61 3 9609 3179
Fax: +61 3 9609 4372

Geof Stapledon
Tel: +44 20 7802 4176
Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : March 24, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary